Exhibit 99.1

STR HOLDINGS ANNOUNCES STRATEGIC RELATIONSHIP

WITH

THE ZHENFA ENERGY GROUP

—Selling Controlling Interest to Leading Chinese Solar Power Developer—

—Transaction Values STR at $42.5 Million or $1.60 per Share—

—Proceeds to Fund Special Cash Dividend of $0.85 per Share—

—Relationship Expected to Accelerate Sales in China—

East Windsor, Conn. — August 12, 2014 — STR Holdings, Inc. (NYSE: STRI) (“STR” or the “Company”) today announced its entry into a strategic relationship with Zhenfa Energy Group Co., Ltd. (“Zhenfa”), a leading developer of solar PV power stations based in Chongqing, China.  The contemplated transactions with Zhenfa, which are subject to approval by STR stockholders and satisfaction of other customary closing conditions, include (i) the sale of shares of common stock representing a 51% interest in STR (based on current shares outstanding) for an aggregate purchase price of approximately $21.7 million, (ii) the payment by the Company of a special dividend in the aggregate amount of approximately $22.6 million to STR stockholders of record after the closing date (excluding Zhenfa), and (iii) the execution of a Sales Service Agreement pursuant to which Zhenfa will, among other things, help drive sales of STR encapsulant to China-based solar module manufacturers (collectively, the “Transaction”).

To provide equal treatment to all STR stockholders, the transaction has been structured to be economically equivalent to Zhenfa acquiring 51% of STR’s outstanding shares of common stock at $1.60 per share, which represents a 23% premium to the average closing stock price of $1.30 per share for the ten-day period ended August 8, 2014. All stockholders other than Zhenfa will receive a special dividend of $0.85 per share, which will be substantially funded by Zhenfa’s purchase of newly issued shares of STR, and will continue to own an economic interest in the Company equivalent to 49% of their pre-Transaction ownership interest. The Transaction is expected to close during the fourth quarter of this year.

The Zhenfa group of companies includes a privately-held solar engineering, procurement and construction (“EPC”) company that designs, installs, owns and operates utility-scale photovoltaic power plants primarily in China, and is a large customer of many of the top-tier Chinese module manufacturers.  As one of China’s top EPC companies, Zhenfa contracted installations of approximately 1.3 GW of solar systems during 2013.  Currently, Zhenfa holds ownership stakes in over 40 solar power installations, either completed or under development, in more than 10 provinces in China and has also constructed several projects in western markets. Collectively, Zhenfa and its affiliates employ approximately 1,600 people.

“Zhenfa is a very highly regarded, vertically integrated enterprise in the burgeoning solar utility systems market. Having seen some of their installations first hand, I can attest to the large scale and scope of their endeavors and understand their desire to purchase modules utilizing components that maximize quality and protect their long-term investments. Zhenfa recognizes that a module is only as good as the encapsulant within and that STR products offer exceptional performance and service life,” stated Robert S. Yorgensen, STR’s President and Chief Executive Officer. “We expect our alliance with Zhenfa to significantly strengthen our existing relationships with many of the top-tier Chinese module manufacturers, and to help create important new relationships for STR within the world’s largest solar module manufacturing market.”

Mr. Zha Zhengfa, Chairman of Zhenfa, stated: “STR has an excellent reputation for quality in China. As a purchaser and end-user of a great number of solar panels, Zhenfa believes that our investments in solar power stations will benefit from the inclusion of STR encapsulants. Our investment in STR recognizes its pioneering work in the encapsulant field over the last 40 years, as well as its steadfast innovations to maintain quality leadership in the current market.  We believe the adoption of solar energy will accelerate in China, as well as in other emerging markets, and consequently Zhenfa has the goal of developing more than 10 gigawatts of solar power stations over the next three years.  As a leading solar systems integrator, EPC company and solar power station owner-operator, we want the modules used in our long-term projects to be STR Protected™. We look forward to working with STR to help promote its products and to continue to grow its business in China and around the world.”

Strengthening STR’s Position in China

Under the Sales Service Agreement executed with Zhenfa (which becomes effective at the closing of the Transaction), Zhenfa has agreed to assist STR with its operations in China, including:

•                  Marketing, Sales and Branding - Assistance with the marketing, sales and distribution of the Company’s encapsulant products to Chinese solar module manufacturers;

•                  Manufacturing Facilities - Providing the Company with an approximate 10,000 square meter facility in China rent-free for five years to manufacture encapsulant plus a five year renewal option at rent equal to 50% of the fair market value at such time;

•                  Local Assistance - Assisting the Company with obtaining incentives, tax abatements or other tax benefits;

•                  Raw Material Procurement - Assisting the Company in securing raw materials from local Chinese suppliers on terms and conditions favorable to the Company; and

•                  Hiring and Training Personnel - Assisting the Company in hiring, training and developing its workforce in China.

Luke A. Strzegowski, STR’s Global Director of Sales and Technology, commented, “We are very excited about partnering with Zhenfa.  We expect to benefit greatly from Zhenfa’s longstanding presence, key position as a major purchaser of solar panels and well-respected reputation in the region. We look forward to growing our sales in China with their support.”

Overview of the Transaction

•                  Stock Purchase - Following STR’s receipt of stockholder approval, Zhenfa will purchase approximately 27.6 million newly issued shares of STR common stock (the “Common Stock”), representing approximately 51% of the outstanding Common Stock, for an aggregate purchase price of approximately $21.7 million (of which approximately $3.4 million has been paid by Zhenfa) or a per share price of $0.784 per newly issued share;

•                  Shares Outstanding — Since we are selling newly issued shares to Zhenfa, our number of shares outstanding will increase from 26.5 million shares to 54.2 million shares (to effect a 51% ownership for Zhenfa), or by a factor of 2.04;

•                  Stock Purchase Price Reconciliation to Transaction Valuation — Given that the proceeds from the sale of shares to Zhenfa will be distributed as a dividend to stockholders (other than Zhenfa) and because our number of shares outstanding will increase by a factor of 2.04, the price of the newly issued shares, $0.784 per share, equates to a value of $1.60 per currently existing share ($1.60/2.04 = $0.784);

•                  Special Cash Dividend - STR will use the proceeds from the stock sale to Zhenfa to substantially fund an $0.85 per share dividend to the holders of Common Stock (other than Zhenfa), for an aggregate dividend of approximately $22.6 million (based upon the current number of shares outstanding).  STR will fund from its existing cash on hand  approximately $0.9 million of the special cash dividend, and the payment of transaction fees and expenses;

•                  Continued Ownership — Following the closing of the transaction, STR stockholders will continue to own an economic interest in the Company equivalent to 49% of their pre-Transaction ownership interest. Management believes Zhenfa’s assistance will substantially strengthen STR’s position in China, which is the largest market for STR’s encapsulant products;

•                  Reverse Stock Split - STR expects to execute a reverse stock split, subject to STR stockholder approval, to be effective following the record date for the special dividend, to maintain the price of the Common Stock after the special dividend;

•                  Board Control - At the closing, the Company’s Board of Directors will be comprised of seven members, four of whom may be nominated by Zhenfa (of which two will be independent directors for SEC and NYSE purposes), and three of whom will be existing STR Board members (one of whom will be Robert S. Yorgensen, the Company’s President and Chief Executive Officer);

•                  Senior Management Team - STR’s senior management team will continue to manage the day-to-day operations of the Company and STR’s corporate headquarters and R&D laboratory will remain in Connecticut; and

•                  Required Approvals - The closing of the Transaction with Zhenfa will require the prior approval of STR’s stockholders, as well as the satisfaction of certain other conditions, including certain U.S. and Chinese regulatory approvals.

Joseph C. Radziewicz, STR’s Vice President and Chief Financial Officer, commented: “We look forward to presenting this unique strategic transaction to our stockholders for approval.  Through this transaction, our existing stockholders will receive an immediate significant return of capital via an $0.85 per share special cash dividend, while still owning 49% of what we believe will be a leading global encapsulant provider with a strong presence in China.”

Transaction Advisors

Greentech Capital Advisors is acting as financial advisor to the Company and Brown Rudnick LLP and Martin Hu & Partners are acting as the Company’s legal advisors. Dojane Capital is acting as financial advisor to Zhenfa, and Polsinelli PC is acting as Zhenfa’s legal advisor.

Conference Call and Presentation

The Company will discuss this transaction and its second quarter 2014 financial results in a conference call today at 9:00 am. ET. A live webcast of the conference call and presentation will be available through the Investor Relations section of the Company’s website at www.strsolar.com. Investors accessing the live call by phone from the U.S. should dial (877) 312—8789 and enter passcode: 83454511. Those calling from outside the U.S. should dial (970) 315—0282 and use the same passcode.  A telephone replay will be available at 11:00 pm ET through Tuesday, August 26, 2014, by dialing (855) 859—2056 from the U.S., or (404) 537—3406 from international locations, and entering passcode: 83454511.  The webcast and presentation will be archived on the Company’s website for one year.

About Zhenfa Energy Group Co., LTD.

Jiangsu Zhenfa Investment and Development Co., LTD, the parent of Zhenfa Energy Group, was founded in 2004, and Zhenfa Energy Group was founded in 2012.  Zhenfa is a technologically advanced enterprise specializing in photovoltaic power generation system integration.  Zhenfa’s mission is to promote an environmentally friendly alternative to energy generation in the effort to mitigate climate change across the globe.  The company is one of the first energy-conservation service enterprises verified and filed by National Development and Reform Commission in China.  Zhenfa is committed to delivering high quality and affordability in solar PV installations. Further information about Zhenfa Energy Group Co., LTD. and its affiliated companies can be obtained via its website at www.zhenfa.com.

About STR Holdings, Inc.

STR Holdings, Inc. is a provider of encapsulants to the photovoltaic module industry. Further information about STR Holdings, Inc. can be obtained via the Company’s website at www.strsolar.com.

Forward-Looking Statements

This press release and any oral statement made in respect of the information in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to inherent risks and uncertainties, including statements about STR’s and Zhenfa’s plans, objectives, expectations and intentions. Such statements include, without limitation, statements about the timing of the completion of the transaction, the anticipated benefits thereof, our market and growth opportunities and other benefits associated with the proposed transaction, and other statements that are not historical fact. Forward-looking statements may contain such words as “may,” “could, “expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these terms or other comparable terminology, and include assumptions that underlie such statements. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, but not limited to: the ability of the parties to consummate the proposed transaction in a timely manner or at all; satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure any governmental or regulatory approvals in a timely manner or at all, and approval by STR’s stockholders; the possibility of litigation (including related to the transaction itself); the ability to realize synergies from the proposed transaction; the possibility that competing offers may be made; operational challenges in achieving strategic objectives and executing our plans; the risk that markets do not evolve as anticipated; the potential impact of the general economic conditions and other economic, business and/or competitive factors. The risks included are not exhaustive. Other factors that could adversely affect the transaction and our business and prospects is described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in subsequent periodic reports on Form 10-K, 10-Q and 8-K, as well as the proxy statement to be filed by STR which will contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction, STR intends to file relevant materials with the U.S. Securities and Exchange Commission (“SEC”) and other governmental or regulatory authorities, including a proxy statement. INVESTORS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STR, ZHENFA AND THE TRANSACTION. The proxy statement and certain other relevant materials (when they become available) and any other documents filed by STR with the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by contacting STR’s Investor Relations at (860) 763-7014, x7437 or by accessing STR’s investor relations website at www.strsolar.com. Investors are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the transaction.

Participants in the Solicitation

STR and its executive officers and directors may be deemed to be participating in the solicitation of proxies in connection with the transaction. Information about the executive officers and directors of STR and the number of shares of STR’s common stock beneficially owned by such persons is set forth in the proxy statement for STR’s 2014 Annual Meeting of Stockholders which was filed with the SEC on April 1, 2014. Investors may obtain additional information regarding the direct and indirect interests of STR and its executive officers and directors in the transaction by reading the proxy statement regarding the transaction when it becomes available.

Company Contact:

STR Holdings, Inc.

Joseph C. Radziewicz

Vice President and Chief Financial Officer

+1 (860) 763-7014, x7437

joseph.radziewicz@strholdings.com

Investor Relations Contact:

ICR, LLC

Gary T. Dvorchak, CFA

Senior Vice President

+1 (310) 954-1123

gary.dvorchak@icrinc.com

Media Contact:

ICR, LLC

Cory Ziskind

Vice President

+1 (646) 277-1232

cory.ziskind@icrinc.com